Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2022 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2021.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview

We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using both next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets as well as novel antibody constructs and payloads.

By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212.
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients with high-grade B-cell lymphoma and patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is unlocking this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. Shortly after approval, ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
To further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting LOTIS-5, a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We have completed the safety-run in portion of this trial with 20 patients dosed, and we are now enrolling the randomized phase of the trial. The combination appears to be well tolerated, we did not observe any safety events materially different from those observed in prior clinical trials, and the initial data suggests the agents are additive in terms of efficacy. In addition, we have initiated LOTIS-9, a Phase 2 clinical trial of ZYNLONTA in combination with rituximab in previously untreated unfit or frail patients with DLBCL who are not eligible for R-CHOP. Finally, we have also initiated LOTIS-7, a Phase-1b clinical trial of ZYNLONTA in combination with other anti-cancer agents in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. The first patient was dosed with ZYNLONTA in combination with polatuzumab vedotin.

We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. In Europe, our Marketing Authorisation Application (“MAA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the European Medicines Agency (“EMA”), which enabled the evaluation process by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) to begin. On September 13, 2021, we received Orphan Drug Designation in the European Union for ZYNLONTA for the treatment of DLBCL, which was granted by the European Commission based on a positive opinion issued by the EMA Committee for Orphan Medicinal Products. We expect the European Commission regulatory decision by the first quarter of 2023.

In China, our joint venture with Overland Pharmaceuticals, Overland ADCT BioPharma (CY) Limited, is continuing to advance the development of ZYNLONTA and has completed enrollment in a pivotal Phase 2 clinical trial of single-agent ZYNLONTA for the treatment of relapsed or refractory DLBCL in China. This local pivotal study mirrors our ongoing global pivotal Phase 2 clinical trial of ZYNLONTA and its results are intended to support the potential registration of ZYNLONTA in China. In addition, the first patient has been dosed in China as part of our LOTIS-5 confirmatory Phase 3 clinical trial. In Japan, we entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications. We entered an exclusive license agreement with Swedish Orphan Biovitrum AB (“Sobi”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Europe and all other jurisdictions outside of the U.S., Japan, greater China and Singapore.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients with Hodgkin Lymphoma (“HL”), while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. Patients had a median of six lines of prior systemic therapy. As of November 1, 2021, interim data from 117 patients showed a 70.1% ORR and a 33.3% CRR and a tolerability profile that we believe is manageable. Patients who received Cami had a median DoR of 13.7 months for all responders, and a median DoR of 14.5 months for patients with a complete response. We are preparing for a potential BLA submission for Cami and plan to have a pre-BLA meeting with the FDA in September 2022. We expect to submit the complete BLA for Cami in HL to the FDA in the second half of 2023. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
In addition to ZYNLONTA and Cami, we have multiple clinical and pre-clinical stage products. ADCT-901 is a novel, first-in-class candidate targeting KAAG-1 for the treatment of patients with advanced solid tumors. The Phase 1 trial is currently in dose escalation. We are conducting a Phase 1b trial for ADCT-601 (mipasetamab uzoptirine), targeting AXL, as a single agent and in combination with gemcitabine in patients with selected advanced solid tumors. Finally, we are completing IND enabling work for our ADCT-701 (targeting DLK-1) and ADCT-212 (PSMA) programs.
Impact of the COVID-19 Pandemic
As the COVID-19 pandemic continues to evolve, we believe its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by its severity and duration, its impact on the U.S. and global economies and the timing, the availability, acceptance and effectiveness of vaccines and treatments, particularly against emerging variants of the novel coronavirus, and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, the ultimate impact of the COVID-19 pandemic on our results of operations, cash flows and financial position for the remainder of 2022 and thereafter cannot be reasonably predicted. We are conducting our operations in compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate any negative impact of the COVID-19 pandemic on our operations. Our employees are meeting with investigators and site staff in person as allowed by institutions.
•Clinical Programs: We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials, as well as the supply of our product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We have built our launch plans for ZYNLONTA specifically to mitigate to the best of our ability the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch. Face-to-face interactions with physicians are a key pillar of our continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. Access to physicians continued to improve in May and June. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Recent Developments
Recent Transactions
In July 2022, we entered an exclusive license agreement with Swedish Orphan Biovitrum AB (“Sobi”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the agreement, we received an upfront payment of USD 55 million and are eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, including USD 50 million upon the approval of a MAA by the European Commission for ZYNLONTA in third-line DLBCL, as well as tiered royalties ranging from mid-teens to the mid-twenties based on net sales of ZYNLONTA in the licensed territories, subject to certain adjustments. Sobi will also contribute 25 percent of clinical trial costs for select global ZYNLONTA trials, up to a cap of USD 10 million per year. For further information on the license agreement, see our Report on Form 6-K filed with the SEC on July 11, 2022.

Clinical Program Updates

ZYNLONTA

LOTIS-9. On July 20, 2022, we announced that the first patient has been dosed in LOTIS-9, a Phase 2 clinical trial evaluating ZYNLONTA in combination with rituximab in previously untreated unfit/frail patients with DLBCL. The primary objectives of the Phase 2 clinical trial are to assess the efficacy of a response-adapted treatment of Lonca-R in unfit participants with previously untreated DLBCL and to assess the tolerability and efficacy of a response-adapted treatment of Lonca-R in frail participants with previously untreated DLBCL who are unlikely to tolerate the usual combination treatment with R-CHOP. For further information on LOTIS-9, see our Report on Form 6-K filed with the SEC on July 20, 2022.

LOTIS-7. On June 29, 2022, we announced that the first patient has been dosed in LOTIS-7, a Phase 1b clinical trial evaluating ZYNLONTA in combination with other anti-cancer agents in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. The first arm of the LOTIS-7 open-label, multi-center, multi-arm Phase 1b trial will evaluate the safety and activity of ZYNLONTA in combination with polatuzumab vedotin in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. The trial will include multiple arms in two parts – a dose escalation part and a dose expansion part.

LOTIS-6. We have decided to terminate the LOTIS-6 trial. The Phase 2 clinical trial was designed to evaluate the efficacy of ZYNLONTA compared to idelalisib in patients with relapsed or refractory follicular lymphoma (“FL”). Due to the withdrawal of idelalisib as a treatment for relapsed or refractory FL in the United States, this trial is no longer feasible or relevant. We continue to believe in ZYNLONTA's potential as a treatment for FL and we plan to explore opportunities for novel combinations with ZYNLONTA in FL.

Cami

On June 10, 2022, we announced results from the ongoing pivotal Phase 2 clinical trial of Cami in relapsed or refractory HL. The single-arm, multicenter, open-label clinical trial is evaluating Cami in 117 patients with r/r Hodgkin lymphoma who have received ≥3 prior lines of treatment (≥2 lines if ineligible for hematopoietic stem cell transplantation, HSCT). Patients received a median of 6 prior lines of systemic therapy. The efficacy and safety findings are summarized below:

•ORR of 70.1% and CR rate of 33.3% in patients with a median of 6 prior treatments

•Median duration of response (DOR) was 13.7 months and median progression-free survival (PFS) was 9.1 months; patients who achieved a CR had a median DOR of 14.5 months

•14 patients received HSCT following treatment with Cami

•The most common grade ≥3 treatment-emergent adverse events in ≥5% of patients were: thrombocytopenia (9.4%), anemia (8.5%), hypophosphatemia (7.7%), neutropenia (7.7%), maculopapular rash (6.8%) and lymphopenia (5.1%)

•8/117 patients developed Guillain-Barré syndrome/polyradiculopathy. GBS symptoms could be mitigated with careful medical intervention.

ADCT-601

On July 27, 2022 we announced that the first patient has been dosed in the Phase 1b clinical trial evaluating ADCT-601 (mipasetamab uzoptirine) targeting AXL. The Phase 1b open-label, dose-escalation and dose-expansion clinical trial evaluates the safety and tolerability of ADCT-601 as a single agent and in combination with gemcitabine in patients with selected advanced solid tumors. The first arm of the trial will enroll approximately 18 patients with sarcoma, a tumor resistant to current available cancer treatments in which AXL is overexpressed.

Corporate Updates

On June 30, 2022, at our annual general meeting, our shareholders elected Ameet Mallik and Jean-Pierre Bizzari to our board of directors. Mr. Mallik and Dr. Bizzari’s biographical information is contained in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 30, 2022.

On July 1, 2022, David Gilman joined our company as our Chief Business & Strategy Officer. Mr. Gilman is responsible for all business development and portfolio strategy efforts globally. From April 2019 to June 2022, Mr. Gilman was a partner with ClearView Healthcare Partners. From May 2018 to April 2019, he served as the Global Head of Portfolio Strategy and Business Development of Novartis Oncology. Prior to that, he was a Managing Director with The Frankel Group and Huron Consulting Group. Mr. Gilman holds an M.B.A. from the Texas McCombs School of Business. There are no family relationships between Mr. Gilman and any of our directors or executive officers.

Results of Operations
Comparison of the Three Months Ended June 30, 2022 and 2021
The following table summarizes our results of operations for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021	Change
Product revenues, net	17,291	3,760	13,531
Total revenue	17,291	3,760	13,531

Operating expense
Cost of product sales	(2,266)	(121)	(2,145)
Research and development expenses	(48,537)	(39,533)	(9,004)
Selling and marketing expenses	(17,659)	(15,221)	(2,438)
General and administrative expenses	(18,240)	(19,367)	1,127
Total operating expense	(86,702)	(74,242)	(12,460)
Loss from operations	(69,411)	(70,482)	1,071

Other income (expense)
Financial income	16	15	1
Financial expense	(8,801)	(2,555)	(6,246)
Non-operating income (1)	12,875	693	12,182
Total other (expense) income	4,090	(1,847)	5,937
Loss before taxes	(65,321)	(72,329)	7,008
Income tax benefit (expense)	947	(240)	1,187
Net loss	(64,374)	(72,569)	8,195
(1) Prior to December 31, 2021, individual components of Non-operating income were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating income (expense)” to the unaudited condensed consolidated interim financial statements for further information.
Notable items other than revenue from product sales and license revenue impacting the results of operations for the three months ended June 30, 2022 and 2021 included:

		Three Months Ended June 30,
in KUSD	P&L Classification	2022	2021	Change
Impairment of assets	Cost of product sales	1,862	—	1,862
Share-based compensation	Research and development (“R&D”) expenses	4,844	5,687	(843)
Share-based compensation	Selling and marketing (“S&M”) expenses	1,671	2,721	(1,050)
Share-based compensation	General and administrative (“G&A”) expenses	7,303	9,859	(2,556)
Fair value adjustment of Facility Agreement derivatives	Non-operating income	14,455	2,053	12,402
Share of Overland ADCT BioPharma net loss	Non-operating income	1,917	1,169	748
Effective interest on the first and second tranche convertible loans	Financial expense	3,126	2,450	676
Accretion expense of deferred royalty obligation	Financial expense	5,545	—	5,545

Revenue
Product revenue
On April 23, 2021, we received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, our only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. Product revenues, net increased to USD 17.3 million for the three months ended June 30, 2022 from USD 3.8 million for the three months ended June 30, 2021, an increase of USD 13.5 million due to a full quarter of sales activity in the second quarter of 2022. Our revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration of patient therapy and customers’ buying patterns, including their building of inventory.
Cost of sales

Cost of product sales increased to USD 2.3 million for the three months ended June 30, 2022 from USD 0.1 million for the three months ended June 30, 2021, an increase of USD 2.1 million primarily associated with USD 1.7 million of impairment charges related to the manufacturing of antibodies that did not meet our specifications. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. In addition, cost of product sales increased due to a full second quarter of sales activity in 2022 as compared to the comparable period in 2021 due to the commencement of ZYNLONTA sales in May 2021. Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA.
R&D expenses
The following table summarizes our R&D expenses for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	30,175	21,983	8,192
Employee expense [2]	18,362	17,550	812
R&D expenses	48,537	39,533	9,004
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 48.5 million for the three months ended June 30, 2022 from USD 39.5 million for the three months ended June 30, 2021, an increase of USD 9.0 million, or 22.8%. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 6,752 of previously recorded impairment charges during the three months ended June 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the three months ended June 30, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. Employee expense increased primarily due to higher employee headcount.

The following table summarizes our R&D expenses for our major development programs for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021 [1]	Change
ZYNLONTA	19,875	15,564	4,311
Cami	8,681	8,108	573
ADCT-602	285	252	33
ADCT-601	1,808	3,312	(1,504)
ADCT-901	1,300	1,809	(509)
Preclinical product candidates and research pipeline	8,355	2,782	5,573
Not allocated to specific programs	3,389	2,019	1,370
Share-based compensation expense	4,844	5,687	(843)
R&D expenses	48,537	39,533	9,004
1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 6,752 of previously recorded impairment charges during the three months ended June 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D expenses related to ZYNLONTA increased due to the undertaking of clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and histologies, which was partially offset by lower CMC expenses due to the absence of pre-launch commercial supply activities that were performed during the three months ended June 30, 2021.
The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities to support ongoing clinical trial activity occurred during the three months ended June 30, 2022. This increase was partially offset by a decrease in clinical trial activity as the pivotal Phase 2 trial for HL entered into the follow-up stage.
The decrease in R&D expenses related to ADCT-601 was primarily due to lower CMC expenses partially offset by higher clinical expenses.
The increase in R&D expenses related to Preclinical product candidates and research pipeline was primarily due to higher expenses related to IND-enabling work for ADCT-212 and the continued advancement of our preclinical pipeline during the three months ended June 30, 2022.

S&M expenses
The following table summarizes our S&M expenses for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	9,259	5,726	3,533
Employee expense [2]	8,400	9,495	(1,095)
S&M expenses	17,659	15,221	2,438

1 Includes depreciation expense relating to Property, plant and equipment. All other depreciation expense was not material for the three months ended June 30, 2021.
2 Includes share-based compensation expense.
Our S&M expenses increased to USD 17.7 million for the three months ended June 30, 2022 from USD 15.2 million for the three months ended June 30, 2021, an increase of USD 2.4 million, or 16.0%. External costs increased primarily as a result of higher professional expenses relating to the commercial launch of ZYNLONTA. Employee expense decreased primarily as a result of lower share-based compensation expense.

G&A expenses
The following table summarizes our G&A expenses for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	5,880	5,872	8
Employee expense [2]	12,360	13,495	(1,135)
G&A expenses	18,240	19,367	(1,127)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 18.2 million for the three months ended June 30, 2022 from USD 19.4 million for the three months ended June 30, 2021, a decrease of USD 1.1 million, or 5.8%. Employee expense for the three months ended June 30, 2022 decreased to USD 12.4 million primarily as a result of lower share-based compensation expense.
Other income (expense)
The following table summarizes our other income for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
in KUSD	2022	2021	Change
Financial income	16	15	1
Financial expense	(8,801)	(2,555)	(6,246)
Non-operating income	12,875	693	12,182
Total other income (expense)	4,090	(1,847)	5,937
Financial income
Our financial income for the three months ended June 30, 2022 was virtually flat as compared to the three months ended June 30, 2021.

Financial expense
Our financial expense increased to USD 8.8 million for the three months ended June 30, 2022 from USD 2.6 million for the three months ended June 30, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and the interest on the convertible loans, calculated at their respective implied effective interest rate. Financial expense for the three months ended June 30, 2021 did not include interest expense relating to the deferred royalty obligation with HCR as the transaction was entered into during August 2021. Our accounting of these expenses is explained in note 16, “Deferred royalty obligation” and note 14, “Convertible loans”, respectively, to the unaudited condensed consolidated interim financial statements.
Non-operating income (expense)
Convertible loans, derivatives, change in fair value income (expense)
Changes in convertible loans, derivatives, change in fair value was income of USD 14.5 million and USD 2.1 million for the three months ended June 30, 2022 and 2021, respectively. Pursuant to the Facility Agreement with Deerfield, we drew down the first and second tranches of the convertible loans amounting to USD 65 million and USD 50 million on May 19, 2020 and May 17, 2021, respectively. The increase in income as a result of changes in convertible loans, derivatives and change in fair value for the three months ended June 30, 2022 and 2021 was primarily due to the decrease in the fair value of the underlying shares. Our accounting for these changes in our derivative fair values is explained in note 14, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 1.9 million and USD 1.2 million for the three months ended June 30, 2022 and 2021, respectively. Our share of ADCT BioPharma's net loss increased as ADCT BioPharma expanded its clinical trial activities. See note 12, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies. Favorable changes in foreign currencies resulted in a gain of USD 0.2 million for the three months ended June 30, 2022, as compared to a loss of USD 0.2 million for the three months ended June 30, 2021.
R&D Tax Credit
We recognize amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the three months ended June 30, 2022 and 2021, we recognized income of KUSD 114 and KUSD 199, respectively, in connection with our R&D tax credits. See note 8, “Non-operating income (expense)” within the unaudited condensed consolidated interim financial statements for further details.

Income tax expense
We recorded an income tax benefit of KUSD 947 and income tax expense of KUSD 240 for the three months ended June 30, 2022 and 2021, respectively. On the basis of our projections of future taxable income, we recognized KUSD 4,576 of a deferred income tax benefit related to R&D tax credits and temporary differences related to our U.S. subsidiary during the three months ended June 30, 2022. The net income tax benefit recorded is primarily the result of current income tax benefit derived in the U.S. from its foreign-derived intangible income deduction. This benefit reduces our effective rate from the statutory rate of 21% in the U.S. We did not recognize any deferred tax assets during the three months ended June 30, 2021 as we had not yet received approval of ZYNLONTA. Our current income tax expense was KUSD 3,629 and KUSD 240 for the three months ended June 30, 2022 and 2021, respectively, and is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.
In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Comparison of the Six Months Ended June 30, 2022 and 2021
The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
in KUSD	2022	2021	Change
Product revenues, net	33,789	3,760	30,029
License revenue	30,000	—	30,000
	63,789	3,760	60,029
Operating expense
Cost of product sales	(2,795)	(121)	(2,674)
Research and development expenses	(97,489)	(78,705)	(18,784)
Selling and marketing expenses	(36,029)	(29,132)	(6,897)
General and administrative expenses	(37,251)	(36,949)	(302)
Total operating expense	(173,564)	(144,907)	(28,657)
Loss from operations	(109,775)	(141,147)	31,372

Other income (expense)
Financial income	18,324	30	18,294
Financial expense	(18,018)	(4,555)	(13,463)
Non-operating income (1)	26,317	21,923	4,394
Total other income	26,623	17,398	9,225
Loss before taxes	(83,152)	(123,749)	40,597
Income tax benefit (expense)	2,117	(347)	2,464
Net loss	(81,035)	(124,096)	43,061
(1) Prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating income (expense)” to the unaudited condensed consolidated interim financial statements for further information.

Notable items other than revenue from product sales and license revenue impacting the results of operations for the six months ended June 30, 2022 and 2021 included:

		Six Months Ended June 30,
in KUSD	P&L Classification	2022	2021	Change
Impairment of assets	Cost of product sales	1,862	—	1,862
Share-based compensation	R&D expenses	9,788	8,556	1,232
Share-based compensation	S&M expenses	3,709	4,682	(973)
Share-based compensation	G&A expenses	14,231	18,980	(4,749)
Fair value adjustment of Facility Agreement derivatives	Non-operating income	30,310	23,222	7,088
Share of Overland ADCT BioPharma net loss	Non-operating income	4,419	1,696	2,723
Effective interest on the first and second tranche convertible loans	Financial expense	6,148	4,432	1,716
Cumulative catch-up adjustment of deferred royalty obligation	Financial income	18,288	—	18,288
Accretion expense of deferred royalty obligation	Financial expense	11,687	—	11,687

Revenue
Product revenues

On April 23, 2021, we received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. Product revenues, net increased to USD 33.8 million for the six months ended June 30, 2022, from USD 3.8 million for the six months ended June 30, 2021, an increase of USD 30.0 million, due to a full half-year of sales activity in 2022. Our revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration of patient therapy and customers’ buying patterns, including their building of inventory.
License revenue
On January 18, 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million, which was recorded as license revenue within the unaudited condensed consolidated interim statement of operations. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales

Cost of product sales increased to USD 2.8 million for the six months ended June 30, 2022 from USD 0.1 million for the six months ended June 30, 2021, an increase of USD 2.7 million primarily associated with USD 1.7 million of impairment charges related to the manufacturing of antibodies that did not meet our specifications. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. In addition, cost of product sales increased due to a full half-year of sales activity in 2022 as compared to the comparable period in 2021 due to the commencement of ZYNLONTA sales in May 2021. Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA.
The following table summarizes our R&D expenses for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	59,343	46,289	13,054
Employee expense [2]	38,146	32,416	5,730
R&D expenses	97,489	78,705	18,784
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 97.5 million for the six months ended June 30, 2022 from USD 78.7 million for the six months ended June 30, 2021, an increase of USD 18.8 million, or 23.9%. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 6,752 of previously recorded impairment charges during the six months ended June 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the six months ended June 30, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. Employee expense increased primarily due to higher employee headcount.

The following table summarizes our R&D expenses for our major development programs for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
in KUSD	2022	2021 [1]	Change
ZYNLONTA	40,165	34,805	5,360
Cami	18,378	17,384	994
ADCT-602	578	791	(213)
ADCT-601	4,442	5,329	(887)
ADCT-901	2,689	3,897	(1,208)
Preclinical product candidates and research pipeline	15,458	4,300	11,158
Not allocated to specific programs	5,991	3,643	2,348
Share-based compensation	9,788	8,556	1,232
R&D expenses	97,489	78,705	18,784
1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 6,752 of previously recorded impairment charges during the six months ended June 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D expenses related to ZYNLONTA increased due to the undertaking of clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and histologies, which was partially offset by lower CMC expenses due to the absence of pre-launch commercial supply activities that were performed during the six months ended June 30, 2021.
The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities to support ongoing clinical trial activity occurred during the six months ended June 30, 2022. This increase was partially offset by a decrease in clinical trial activity as the pivotal Phase 2 trial for HL entered into the follow-up stage.
The decrease in R&D expenses related to ADCT-601 was primarily due to lower CMC expenses partially offset by higher clinical expenses.
The decrease in R&D expenses related to ADCT-901 was primarily due to lower CMC expenses and preclinical expenses.
The increase in R&D expenses related to Preclinical product candidates and research pipeline was primarily due to higher expenses related to IND-enabling work for ADCT-212 and the continued advancement of our preclinical pipeline during the six months ended June 30, 2022.

S&M expenses
The following table summarizes our S&M expenses for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	18,170	11,016	7,154
Employee expense [2]	17,859	18,116	(257)
S&M expenses	36,029	29,132	6,897
1 Includes depreciation expense relating to Property, plant and equipment. All other depreciation expense was not material for the six months ended June 30, 2021.
2 Includes share-based compensation expense.
Our S&M expenses increased to USD 36.0 million for the six months ended June 30, 2022 from USD 29.1 million for the six months ended June 30, 2021, an increase of USD 6.9 million, or 23.7%. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA. Employee expense decreased primarily as a result of lower share-based compensation expense.

G&A expenses
The following table summarizes our general and administrative expenses for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
in KUSD	2022	2021	Change
External costs [1]	13,519	10,605	2,914
Employee expense [2]	23,732	26,344	(2,612)
G&A expenses	37,251	36,949	302
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 37.3 million for the six months ended June 30, 2022 from USD 36.9 million for the six months ended June 30, 2021, an increase of USD 0.3 million, or 0.8%. G&A expenses increased primarily due to higher professional fees associated with the license agreement entered into with MTPC. Employee expense for the six months ended June 30, 2022 decreased to USD 23.7 million primarily as a result of lower share-based compensation expense.
Other income (expense)
The following table summarizes our other income and expense for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
in KUSD	2022	2021	Change
Financial income	18,324	30	18,294
Financial expense	(18,018)	(4,555)	(13,463)
Non-operating income	26,317	21,923	4,394
Total other income	26,623	17,398	9,225

Financial income
Our financial income increased to KUSD 18,324 for the six months ended June 30, 2022 from KUSD 30 for the six months ended June 30, 2021. The increase was primarily related to the cumulative catch-up adjustment to the deferred royalty obligation with HCR based on the Company's 2022 strategic planning decisions including updated development plans and updated valuation model. See note 16, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.
Financial expense
Our financial expense increased to USD 18.0 million for the six months ended June 30, 2022 from USD 4.6 million for the six months ended June 30, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and the interest on the convertible loans, calculated at their respective implied effective interest rate. Financial expense for the six months ended June 30, 2021 did not include interest expense relating to the deferred royalty obligation with HCR as the transaction was entered into during August 2021 or the interest expense on the second tranche of the convertible loans as it was drawn down in May 2021. Our accounting of these expenses is explained in note 16, “Deferred royalty obligation” and note 14, “Convertible loans”, respectively, to the unaudited condensed consolidated interim financial statements.
Non-operating income (expense)
Convertible loans, derivatives, change in fair value income (expense)
Changes in convertible loans, derivatives, change in fair value was income of USD 30.3 million and USD 23.2 million for the six months ended June 30, 2022 and 2021, respectively. Pursuant to the Facility Agreement with Deerfield, we drew down the first and second tranches of the convertible loans amounting to USD 65 million and USD 50 million on May 19, 2020 and May 17, 2021, respectively. The increase in income as a result of changes in convertible loans, derivatives and change in fair value was primarily due to the decrease in the fair value of the underlying shares. Our accounting for these changes in derivative fair values is explained in note 14, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 4.4 million and USD 1.7 million for the six months ended June 30, 2022 and 2021, respectively. Our share of ADCT BioPharma's net loss increased as ADCT BioPharma expanded its clinical trial activities. See note 12, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable and unfavorable changes in foreign currencies resulted in a gain of USD 0.3 million for the six months ended June 30, 2022 as compared to a gain of USD 0.2 million the six months ended June 30, 2021, respectively.
R&D Tax Credit
We recognize amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the six months ended June 30, 2022 and 2021, we recognized income of USD

0.1 million and USD 0.4 million, respectively, in connection with our R&D tax credits. See note 8, “Non-operating income (expense)” within the unaudited condensed consolidated interim financial statements for further details.
Income tax expense
We recorded an income tax benefit of KUSD 2,117 and income tax expense of KUSD 347 for the six months ended June 30, 2022 and 2021, respectively. On the basis of our projections of future taxable income, we recognized KUSD 8,432 of a deferred income tax benefit related to R&D tax credits and temporary differences related to our U.S. subsidiary during the six months ended June 30, 2022. The net income tax benefit recorded is primarily the result of current income tax benefit derived in the U.S. from its foreign-derived intangible income deduction. This benefit reduces our effective rate from the statutory rate of 21% in the U.S. We did not recognize any deferred tax assets during the six months ended June 30, 2021 as we had not yet received approval of ZYNLONTA. Our current income tax expense was KUSD 6,315 and KUSD 347 for the six months ended June 30, 2022 and 2021, respectively, and is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.
In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Liquidity and Capital Resources

Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. As of June 30, 2022, we had cash and cash equivalents of USD 376.8 million. We have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM program to date. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies for clinical development and commercialization of ZYNLONTA and/or our product candidates.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest payments on debt obligations and other operating expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Cash Flows
Comparison of the Six Months Ended June 30, 2022 and 2021
The following table summarizes our cash flows for the six months ended June 30, 2022 and 2021:

(in KUSD)	Six months ended June 30,
Net cash (used in) provided by:	2022	2021	Change
Operating activities	(86,892)	(113,159)	26,267
Investing activities	(2,137)	(3,505)	1,368
Financing activities	(510)	49,308	(49,818)
Net change in cash and cash equivalents	(89,539)	(67,356)	(22,183)
Net cash used in operating activities
Net cash used in operating activities decreased to USD 86.9 million for the six months ended June 30, 2022 from USD 113.2 million for the six months ended June 30, 2021, a decrease of USD 26.3 million, or 23.2%. The decrease was primarily due to the receipt of the USD 30 million upfront payment from MTPC, partially offset by increased cash expenditures in the period related to operating expenses in advancing development of our pipeline and the continued commercialization of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities decreased to USD 2.1 million for the six months ended June 30, 2022 from USD 3.5 million for the six months ended June 30, 2021, a decrease of USD 1.4 million, or 39.0%. The decrease was primarily due to lower capital expenditures and lower intangible asset acquisitions, partially offset by security deposits made during the six months ended June 30, 2022. See note 11, “Intangible assets” to the unaudited condensed consolidated interim financial statements for further information.
Net cash (used in) provided by financing activities
Net cash (used in) provided by financing activities decreased to USD (0.5) million for the six months ended June 30, 2022 compared to USD 49.3 million for the six months ended June 30, 2021. The decrease was primarily due to the receipt of the second tranche of convertible loans under the Facility Agreement during the six months ended June 30, 2021. See note 14, "Convertible loans" to the unaudited condensed consolidated interim financial statements for further information.
Operating Capital Requirements
We expect our expenses, including R&D, S&M, manufacturing and distribution costs, to increase in connection with our ongoing activities, particularly as we continue to commercialize ZYNLONTA, undertake confirmatory and other clinical trials for ZYNLONTA and continue the development of, and seek regulatory approval for, our product candidates. Accordingly, we may need to obtain additional funding in connection with our continuing operations.

As of June 30, 2022, we had cash and cash equivalents of USD 376.8 million. Based on our current business plan, we believe that our existing cash and cash equivalents, forecasted revenue from ZYNLONTA and receipt of forecasted royalty and milestone payments under our license agreements and royalty purchase agreement with HCR will enable us to fund our operating expenses and capital expenditure requirements into early 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2021 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA. In addition, we may seek to raise additional capital through debt and equity financings, license agreements and other arrangements and combinations thereof that we believe are in our best interest.
Off-Balance Sheet Arrangements
As of June 30, 2022 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2021 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of June 30, 2022. A hypothetical 10% increase (decrease) in our share price as of June 30, 2022 would have increased (decreased) the derivative values associated with the first tranche and second tranche by USD 1.1 million (USD 1.1 million) and USD 0.6 million (USD 0.6 million), respectively.

We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical Accounting Policies and Significant Judgments and Estimates
There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2021 titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates”, other than those described in note 2, “Basis of preparation” and note 3, “Significant accounting policies” to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our Annual Report on Form 20-F for the period ended December 31, 2021 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our product and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements, cash runway and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our expectations regarding the impact of the current conflict between Russia and Ukraine, including resulting sanctions and changes in commodities prices, on our business and industry and the financial markets;
•our ability to attract and retain qualified key management and technical personnel;
•our expectations regarding the effectiveness of our internal controls over financial reporting; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our Annual Report on Form 20-F for the year ended December 31, 2021 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.